BigBear.ai Holdings, Inc.

6811 Benjamin Franklin Drive, Suite 200

Columbia, Maryland 21046

February 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn:    Patrick Faller and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.
Registration Statement on Form S-1
Filed December 23, 2021, as amended
File No. 333-261887

Ladies and Gentlemen:

On February 10, 2022, BigBear.ai Holdings, Inc. requested that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time, on February 14, 2022, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

[Signature page follows]

Very truly yours,

BIGBEAR.AI HOLDINGS, INC.

By:	/s/ Joshua Kinley
Name: Joshua Kinley
Title: Chief Financial Officer